UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TaxDrop Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 17, 2017

Physical address of issuer
6 Wycklow Drive, Robbinsville, NJ 08691

Website of issuer
https://www.taxdropapp.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering

Type of security offered
Series 2017A SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☑ First-come, first-served basis
☐ Pro-rata basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$4,903.00	–
Cash & Cash Equivalents	$2,275.00	–
Accounts Receivable	$0.00	–
Short-term Debt	$11,222.00	–
Long-term Debt	$0.00	–
Revenues/Sales	$0.00	–
Cost of Goods Sold	$0.00	–
Taxes Paid	$0.00	–
Net Income	-$32,827.00	–

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland,

Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 25, 2017

FORM C

Up to $1,070,000.00

TaxDrop Inc.



Series 2017A SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by TaxDrop Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series 2017A SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.taxdropapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 25, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.taxdropapp.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

TaxDrop Inc. (the "Company") is a Delaware Corporation, formed on July 17, 2017. A predecessor to the Company was TaxDrop LLC, a New Jersey limited liability company formed on January 20, 2016. On August 24, 2017, the Company acquired a 100 percent membership interest of TaxDrop LLC.

The Company is located at 6 Wycklow Drive, Robbinsville, NJ 08691.

The Company's website is https://www.taxdropapp.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We offer cloud-based tax preparation services to customer, ensuring quality tax preparation by utilizing licensed Certified Public Accountants to oversee and review the tax returns, of which prices charged may vary depending on tax complexity. Our Company provides an app to streamline the consumer tax preparation experience, shifting the burden off the consumer and into the hands of the professionals, saving time on the consumer's end.

The Offering

Minimum amount of Series 2017A SAFE (Simple Agreement for Future Equity) being offered	$50,000.00

Total Series 2017A SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	$50,000.00
Maximum amount of Series 2017A SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Total Series 2017A SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	$1,070,000.00
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 31, 2017
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 13, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. A predecessor to the Company was TaxDrop LLC, a New Jersey limited liability company formed on January 20, 2016. On August 24, 2017, the Company acquired a 100 percent membership interest of TaxDrop LLC. Much of 2016 was spent in the mobile application development process and TaxDrop LLC gained a limited number of customers in 2017. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding customer base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on

the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We may face competition from other companies that offer innovative tax preparation technologies, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the tax preparation market include self-preparation software services, as well as man-powered financial institutions. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to develop new products or improve existing products more quickly than us, or offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, customer requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet customer needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Failure to obtain new customers or renew customer contracts could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our customers. Our customers may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the customer's business has significant volume changes. They may also reduce services if they decide to move services in-house. This reduction in revenue could result in an adverse effect on our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs and timing of tax preparation deadlines, customer demand for the range of our offerings varies from time to time and is not predictable. For example, customer demand would be higher in the first two quarters of our fiscal year due to the nature of tax return due dates. Generally, the profitability of an account increases over time. You should not rely on the results of any one quarter as an indication of our future performance.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alice Cheng, who has been CEO of the Company since July 17, 2017 and was the sole member and manager of TaxDrop LLC, a predecessor to the Company, since it was formed on January 20, 2016. The Company has entered into an employment agreement with Alice Cheng, and has issued her equity subject to a 4-year vesting period, although there can be no assurance that she will continue to be employed by the Company for a particular period of time. The loss of Alice Cheng or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Alice Cheng in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in the event Alice Cheng dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

If we fail to attract and retain enough sufficiently trained customer service associates, CPAs, accountants, and other tax preparers ("TaxDrop Talent") to support our operations, our business and results of operations will be seriously harmed.

We rely on TaxDrop Talent, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified TaxDrop Talent. Companies in our industry, including us, experience high employee attrition. Our failure to attract, train and retain TaxDrop Talent with the qualifications necessary to fulfill the needs of our existing and future customers would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our customers depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We developed our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and individual states.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:
* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the finance sectors. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Cyclical and seasonal fluctuations in the tax preparation market may have an effect on our business.
Both cyclical and seasonal fluctuations in tax preparation demand seasonality may affect our business. Tax preparation demand and usage of the TaxDrop product generally slows outside of the typical tax preparation months, and queries typically increase significantly in the first and second quarters of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Risks Related to the Securities

The Series 2017A SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Series 2017A SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series 2017A SAFE (Simple Agreement for Future Equity). Because the Series 2017A SAFE (Simple

Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series 2017A SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series 2017A SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Series 2017A SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights.

Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote, as well as certain other rights which will be based upon the rate at which the Securities convert into CF Shadow Securities) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We offer cloud-based tax preparation services to customer, ensuring quality tax preparation by utilizing licensed Certified Public Accountants to oversee and review the tax returns, of which prices charged may vary depending on tax complexity. Our Company provides an app to streamline the consumer tax preparation experience, shifting the burden off the consumer and into the hands of the professionals, saving time on the consumer's end.

Business Plan

TaxDrop is in the financial services industry. We currently feature a mobile app where users snap pictures of their tax documents, upload, and a licensed CPA prepares the tax return, getting users in and out of tax season within minutes. TaxDrop shifts the burden off the consumer by eliminating current inefficiencies of self-filing tax returns or tackling multiple mediums of documents to send the tax preparer—sometimes requiring the taxpayer to travel in person. The ultimate mission for us is to automate the tax process so at year-end, there are zero action items needed from the customer during tax season. Through the current TaxDrop process during tax season, users snap pictures of tax documents received or upload screenshots of electronic documents after year-end (e.g. Form W-2 from employers, Schedule K-1 from partnerships they have interest in, Form 1099-MISC for all freelancers' annual work, etc.). The remaining 4 steps after snapping photos is the user's basic information from social security number, address, dependent information, bank account for refund deposits or tax owed, etc. Within minutes, the user is done. The solution is TaxDrop. TaxDrop professionals are among the most trusted professionals in the game: licensed CPAs, who prepare the taxes for you to save your time and leave the taxes for the ones who have the extensive tax knowledge. By relieving the consumer of any to-do's during tax season to implementing OCR technology into the internal TaxDrop preparation process, we plan to conquer tax filing by saving time and money on both the customer and preparer side. The auto-population tool we create becomes our secret sauce that could potentially be licensed to other tax companies to also streamline their tax preparation process (although this is not necessarily our focus). In addition to building the Android version of TaxDrop, we are implementing an Expense Upload button, where users may snap pictures/forward receipts by email at the click of a TaxDrop button (similar to how you may share a photo in your Photos via text message within the click of a button) without even needing to enter the TaxDrop app. Users are relieved of shoving receipts in their pockets and having to think about what expenses they incurred during the last 365 days. The vision is to create a highly automated tax process, where TaxDrop is integrated in the background in the user's daily lives but also customer documents are automatically read and fed into the tax preparation software through the year. However, within the next year, we plan to make that even more efficient, always looking for ways to cut down total time spent on the consumer side. Like banking apps that connect with users' bank accounts and have the intelligence to sort transactions into spending categories, TaxDrop may remove a multitude of documents that users' would otherwise have to snap pictures of by way of linking bank accounts, retirement accounts, brokerage accounts, etc. For transactions paid in cash or through other means, the TaxDrop button would remain there as the Expense Import tool—as easy as sharing a photo in Photos through text message but with one click it sends off to TaxDrop. Through a scan of photo identification and prior year tax returns, users may avoid many of the current steps that ask for user profile information. Suddenly, all expenses that users forgot they incurred throughout the year are being utilized to cut down tax liability, and they wouldn't even need to lift a finger. Last but not least, embedded in TaxDrop's scalability, TaxDrop plans to use OCR technology and AI to identify and automatically populate the tax return, leaving the human talent for the review process. Majority of the tax preparation process is accumulating documents and using firm staff to populate the tax return, transferring number by number manually from tax document to tax software. As TaxDrop scans tax documents received from Form W-2s to bank statements, key numbers and information will be extracted, reorganized and populated into tax software. It is no doubt that repetitive processes in any market or industry are being overtaken by automation and machine intelligence. TaxDrop encourages this efficiency and hope to be at the forefront of that innovation. A hybrid between self-filing and a CPA manually completing returns, in ten years' time, we could even be working directly with the federal government.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
TaxDrop App	Mobile app where users snap pictures of their tax documents, upload, and a licensed CPA prepares the tax return, getting users in and out of tax season within minutes.	Tech savvy, busy professionals between 20-40 years of age.
Tax Preparation	Tax preparation by licensed CPA	Tech savvy, busy professionals between 20-40 years of age.

We are developing improvements in the existing app: photo upload button without entering app, Android version. We are constantly researching and developing ways to make the tax preparation process even more efficient by automation.

We offer our tax preparation services directly to individual consumers through our TaxDrop mobile app, by online advertising. We also partner with other accounting companies to offer customers a full range of accounting services, utilizing each company's core competency. We offer our tax preparation services directly to the Human Resources departments of companies as well, enabling companies to offer tax preparation as an employee perk.

Competition

The Company's primary competitors are Intuit TurboTax, H&R Block, and local tax and accounting firms.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies. We are well positioned in the industry segments and markets in which we operate, holding a unique perspective to tackle the problems and demands that the industry faces. Product quality, performance, and value are also important differentiating factors. For TaxDrop, the brand and technology present as the core advantages.

Supply Chain and Customer Base

A key asset is the quality of our people. One of our primary goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness, namely utilizing the education, experience, and expertise found with CPAs.

Our customers are millennials and young, busy professionals in the United States.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5252468	Tax Preparation, Computer Software	TaxDrop	September 28, 2016	July 25, 2017	United States of America

TaxDrop mobile application: enables users to snap pictures of tax documents, upload, and a licensed CPA will prepare the tax return after accessing the tax documents remotely.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk. The Company is subject to laws and regulations affecting its domestic operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, and tax amongst others. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Our business has been and will continue to be subject to the standards and regulations provided by Congress, the American Institute of Certified Public Accountants, Financial Accounting Standards Board, and Internal Revenue Service amongst others.

Litigation

None

Other

The Company's principal address is 6 Wycklow Drive, Robbinsville, NJ 08691.

The Company has now additional addresses.

The Company conducts business in New Jersey.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	12.00%	$6,000	0.56%	$6,000
Estimated Attorney Fees	10.00%	$5,000	0.47%	$5,000
Estimated Accountant/Auditor Fees	2.00%	$1,000	0.09%	$1,000
General Marketing	4.00%	$2,000	9.35%	$100,000
Research and Development	30.00%	$15,000	4.67%	$50,000
Future Wages	37.00%	$18,500	56.07%	$600,000
Other Working Capital	0.00%	$0	23.79%	$254,500
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon majority approval by the Board of Directors, TaxDrop may vary the amount of proceeds used for each purposes, though the proceeds must be used for the stated purposes above. The purpose of the funds is and will continue to be expanding the TaxDrop team and/or further development of the mobile app.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alice Cheng

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, July 13, 2017 – Current
Manager (TaxDrop LLC), January 20, 2016 – August 24, 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Tax Consultant, Deloitte Tax LLP, August 2015 – Current

Education
Rutgers Business School 2015, Bachelor of Science in Accountancy, CPA in NY State

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alice Cheng

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, July 13, 2017 – Current
Manager (TaxDrop LLC), January 20, 2016 – August 24, 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Tax Consultant, Deloitte Tax LLP, August 2015 – Current

Education
Rutgers Business School 2015, Bachelor of Science in Accountancy, CPA in NY State

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees other than the officers listed above.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,000,000
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	none

How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company has authorized up to 10,000,000 shares of Common Stock, and the board of directors and the stockholders could authorize additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

None

Valuation

Because the Company is newly formed, has conducted no prior sales of securities except to its founders, and the Securities being sold in this Offering are instruments that convert into a number of securities contingent on the Company's valuation in a future equity financing, no valuation of the Company is currently available. Before making an investment decision, you should carefully consider this fact. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is solely owned by Alice Cheng.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alice Cheng	**100.0%**

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised. If the Securities convert into Safe Preferred Stock, the Purchasers will own a portion of the Company, but the precise percentage is dependent upon other factors, such as the number of shares issued in a future equity financing and the price per share paid by investors in such financing.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Ultimately, we are a pre-revenue company and our primary expenses consist of the following: TaxDrop mobile app research and development. We do not anticipate generating revenue until 2018.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Series 2017A SAFEs (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with NorCap Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc., doing business as "Republic," the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised.

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Fund America.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.0001 per share, of which 6,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote, 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF), and 4) the per share liquidation preference (if any), the conversion price for the purposes of price-based anti-dilution protection (if any), and the basis for any dividend rights (if any) will be based on the rate at which the Securities convert into CF Shadow Series Securities rather than the price paid by investors in such future Equity Financing. The Company has no obligation to convert the Securities in any future financing.

Upon an IPO or sale of the company, the Securities may convert into common stock.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company has certain shareholder/equity holder agreements in place. A description of such agreement follows: The bylaws of the Company (i) restrict stockholders from selling or transferring any shares of Company stock without the prior written consent of the Company's board of directors and (ii) grant a right of first refusal to the Company to purchase any shares a stockholder may wish to transfer, at the price and upon the terms that a transferee has agreed to with such stockholder. All of the shares of stock of the Company heretofore issued have been to founder/executives of the Company and subject to a four-year vesting schedule, with an option to repurchase by the Company, at the lesser of par value or fair market value, any unvested shares from a stockholder, exercisable in the event such stockholder is no longer providing services to the Company. All current shareholders are subject to a "market stand-off agreement" for a 180-day "lock-up period" upon an initial public offering of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Other than the initial issuance of shares, the Company has not engaged in any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security-holders.

OTHER INFORMATION

None

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

56BC69A4DC38434...

(Signature)

Alice Cheng

(Name)

President & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

56BC69A4DC38434...

(Signature)

Alice Cheng

(Name)

President, CEO & Director

(Title)

August 25, 2017

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

<center>**EXHIBITS**</center>

Exhibit A   Financial Statements
Exhibit B   Pitch Deck
Exhibit C   Video Transcript

Exhibit A

<u>Financial Statements</u>

[*see attached*]

TaxDrop Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 20, 2016 (inception) through December 31, 2016

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

TaxDrop Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2017

To: Board of Directors of TaxDrop Inc.
        Attn: Alice Cheng

Re: 2016 Financial Statement Review
        TaxDrop Inc.

We have reviewed the accompanying financial statements of TaxDrop Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016 and the related statements of income and cash flows for the period of January 20, 2016 (inception) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

TaxDrop Inc.

Balance Sheet (unaudited)
As of December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

---

ASSETS

		2016
<u>ASSETS</u>		
Current Assets		
	Cash & Cash Equivalents	2,275
	Other Current Assets	1,051
	Total Current Assets	3,326
Non-current Assets		
	Trademarks	1,577
TOTAL ASSETS		**4,903**

LIABILITIES AND SHAREHOLDERS' EQUITY

<u>LIABILITIES</u>		
Current Liabilities		
	Accounts Payable	11,222
	Total Current Liabilities	11,222
Non-current Liabilities		
	None	0
TOTAL LIABILITIES		**11,222**
<u>SHAREHOLDERS' EQUITY</u>		
	Capital Investment	26,508
	Retained Earnings, net of Distributions	(32,827)
TOTAL SHAREHOLDERS' EQUITY		**(6,319)**

The accompanying Notes are an important and integral part of the financial statements

TaxDrop Inc.

Income Statement (unaudited)
For the period of January 20, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
Revenues, net of Allowances and Returns	0
Less: Cost of Revenues	0
Total Gross Profit	0
Research and Software Development	30,550
Operating Expenses	2,277
Total Income from Operations	(32,827)
Other Income and Expense	0
Total Income before Taxes	(32,827)
Provision/(Benefit) for Income Taxes	0
NET INCOME	**(32,827)**

The accompanying Notes are an important and integral part of the financial statements

TaxDrop Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the period of January 20, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	Capital Interests		Accumulated Earnings/ (Deficit)	Total
	% of Interests	$ Amount		
Balance at January 20, 2016 (inception)	**100%**	**$0**	**$0**	**$0**
Capital Contributions by Owner	0	26,508		26,508
2016 Net Income			(32,827)	(32,827)
Balance at December 31, 2016	**100%**	**26,508**	**(32,827)**	**(6,319)**

The accompanying Notes are an important and integral part of the financial statements

TaxDrop Inc.

Statement of Cash Flows (unaudited)

For the period of January 20, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
CASH FLOWS FROM OPERATIONS	
Net Income	(32,827)
Increase in Accounts Payable	11,222
Other Changes in Operating Assets and Liabilities	(1,051)
TOTAL CASH FLOWS FROM OPERATIONS	(22,656)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in Trademarks	(1,577)
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	(1,577)
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	
Capital Contributions	26,508
Proceeds from Other Notes Payable	
Proceeds from Issuance of Class E Shares	
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	26,508
NET CHANGE IN CASH POSITION	2,275
Cash, beginning of year	0
Cash, end of year	2,275

The accompanying Notes are an important and integral part of the financial statements

TaxDrop Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of February 23, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016

NOTE 1 - NATURE OF OPERATIONS

TaxDrop Inc. (the "Company") was organized as TaxDrop LLC on January 20, 2016 ("Inception") in the state of New Jersey. In July 2017, the Company was reorganized as a corporation under the laws of the state of Delaware. The Company develops and maintains a software platform for the collection of client tax data and the matching of those clients with qualified tax preparers.

Since Inception, the Company has relied on capital contributions from its sole shareholder, Alice Cheng. As of December 31, 2016, the Company had low or negative working capital and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. While many of the platform development costs have already been incurred, capital may be necessary to grow the Company through this start-up phase. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had $2,275 of cash on hand.

Trademarks
Internally developed Trademarks assets are recorded at cost. Expenditures for fees directly related to the securing the legal registration of the trademark and all legal fees related to defending against claims brought by other businesses are capitalized to the Trademarks account. As of December 31, 2016, the Company has capitalized $1,577 of costs directly related to the registration of the Company's brand trademark.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company is currently 100 percent owned by one individual. Until July 2017, the Company was organized as a limited liability company where the sole owner, Ms. Cheng, owned all of the company's membership interests. In

July 2017, the Company reorganized as a corporation under the laws of the state of Delaware. Under the incorporation, the Company is authorized to issue up to 10,000,000 shares with a $0.0001 par value.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 14, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than the incorporation discussed in Note 3.

Exhibit B

<u>Pitch Deck</u>

[*see attached*]

Pitch

1 Messages  Notifications





TaxDrop

Switch to edit mode

Your taxes, right to a CPA from your phone

WOMEN FOUNDERS   FINANCE   TECH   APPS



$0

RAISED OF $50K MINIMUM GOAL *i*

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TIME LEFT

67 days

Invest in TaxDrop

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Highlights:

- Finish your part for tax season in only 10 minutes

- Users snap pics of tax documents, TaxDrop's CPAs prepare tax return

- Almost $10bn market, with >137M tax returns filed annually

- Selected by TechCrunch Disrupt NYC 2017

- Founders with Financial Service experience from Deloitte, Moody's, and CPA firm tax/accounting experience



The only difference between death and taxes is that death doesn't get worse every time Congress meets.

— Will Rogers



Every year, 137 million people struggle to sort out documents needed for their tax returns. The tax code is complicated, convoluted, and confusing – that's why an estimated 59.2% of Americans chose to enroll the help of a tax professional.

Self-filing software feels like self-diagnosing yourself via webMD instead of seeing a real doctor. The error rate for self-prepared returns is up to 28x greater than for paid-prepared returns.

Consumers face two major hurdles when utilizing tax help: CPA and legal services' web portals are tedious, and many tax preparers are unlicensed and unqualified to do their jobs.

Self-prepared returns' error rate is as high as 37%.

IRS Return Preparer Industry Analysis



Welcome to efficiency. The first to seek true automation when filing taxes, TaxDrop doesn't just make it easier to self-file or only more efficient for the preparer. It's a step towards the real solution.

Leave the taxes to the pros and say bye to tax season in minutes.


9:41 AM
Step 1 of 5: Upload Docs
Next
Prior Year Returns
Income and Losses
Business Income
Healthcare Proof
Itemized Deductions
Loans
Retirement Contributions
Tuition and Education
Child/Dependent Care
Purchase/Sale of Residence
1040
Done
1
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Income and Losses
ABC Inc. W-2
Upload photos of this document
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ABC Inc. W-2
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Save and Finish

How it works

1. Snap photos of your tax docs. You have a W-2 form? Take a picture of that. Loan documents? That too. You can snap a pic of anything, no matter if it's a form received in the mail or online (screenshots are okay!).



2. Fill out your profile (once). This is basic information that you already have on

hand: current address, marital status, dependents, etc.

3. Send to TaxDrop. You're done! One of TaxDrop's CPAs will reach out if they need more info – virtually through a secured portal – all for your peace of mind.



"Why should TaxDrop prepare my taxes"?

- **TaxDrop speaks your language!** We put tax language into plain English for you. We are just a text message away, no in-office appointment necessary.

- **TaxDrop only uses CPAs.** CPAs have standards to maintain, established at the state level, requiring hours of education and experience like doctors. They have the necessary education and understand the nuances of taxes in the U.S.

- **TaxDrop CPAs are experienced.** TaxDrop works on tax returns for many clients, some who have more complicated forms than you do. You can be confident that they know their way around the tax code.

- **Yay no pants!** Kick back in your PJs at home. Snap TaxDrop pics casually during a commercial break on your couch. Treat yourself to that beer. Cheers.



"I tried to do my taxes on Turbotax but for some reason it showed that I owe NYC almost $3000. Glad a TaxDrop CPA could just take the wheel."

— Nadine S., 26, New York

Why Invest?

1. Tax preparation market emerged as its own industry

300k+
Tax preparers

109k+
Tax companies

11 billion
Industry revenue by 2018

The industry grew over 2% between 2010 and 2015; faster growth is expected.

2. Digital tax preparation is growing fast

- The Future's Priority: The Digitalization of the Tax Industry

- Forbes: Sales are adding up for Accountants and Tax Preparers

- CPA firms are on renovation fast-track to cope with the new demands of the digital age.

- More than +1 million users are using tax prep mobile applications.

- The market is truly in need of cheaper and faster tax solutions, but no clear winner has emerged.

3. Competitive advantage

TaxDrop is well positioned to capture substantial market share and grow fast. Our focus is on making the client's tax experience as comfortable and seamless as possible, which all consumers are rooting for.

	TaxDrop	Local preparers	H&RBlock	TurboTax	Credit Karma
Licensed CPAs	✓	✗	✗	✗	✗
Easy access central respository of all tax documents	✓	✗	✗	✓	✓
Done in minutes	✓	✗	✗	✗	✗
Guidance through entire tax process	✓	✓	✓	✗	✗
Not self-file	✓	✓	✓	✗	✗
Errors automatically Insured	✓	✓	✓	✗	✗
Representation by CPA in adult	✓	✓	✗	✗	✗
Quick upload feature	✓	✗	✓	✓	✗

4. Because you want to see tax season become irrelevant

Investing in TaxDrop moves consumer experience with taxes towards automation and artificial intelligence.

Our short-term vision is to make TaxDrop intelligent enough to scan your bank accounts, receipts, and tax documents to pull income and deductions real-time with CPA supervision, so you'll know your refund before tax returns are due and withhold tax more precisely during the year.

You won't even know your tax returns are being prepared, because what is tax season?

Business Model

We offer our service on a pay-per-use basis, with three pricing models to better serve the market segments.

Simple
Individual tax prep

$150

One W-2
Standard deduction
One state return
Education forms

* Situations may differ but still meet the price category

Complex
Individual tax prep

$250

Multiple W-2s
Itemized deductions
One state return
Brokerage statements
Interest statements

Professional
Individual and business tax prep starting at

$350

Multiple W-2s
Itemized deductions
Multiple state returns
Rental property return
Small business return

Launched at TechCrunch Disrupt 2017 and well received by first customers

A better way to do your taxes





4000
Followers



March 2017
Soft launch



10 min
Avg app time



Paying
Customers



100%
Happy customers



dp
@drewpeters



@taxdrop congrats on the launch! I like the concept for W2ers

5/30/17, 11:59 AM

Drew Peters

Claim Inc. (Founder, CEO) Previously: Roadie (BDD), Instacart (GM), ProClaimUSA (Sold), FloridaState 08' Tweet about Finance, Film, Sports, Tech.

Moving Forward

In this early phase, TaxDrop aims to reach 3000 clients by 2018, at an average estimated fee of $200 per client. To push market adoption, we are going to follow two tracks:

- Partnerships with companies who will provide employee perks (e.g. covered tax prep)

- Other partnerships
    - with applications that add to the accounting and financial services assembly line (e.g. Painless1099).
    - with companies who support women entrepreneurs

Your Funding will be used towards

- Android development

- Expense upload feature (see image below)

- Expanding the TaxDrop team

- Making tax season irrelevant


Verizon LTE
11:19 AM
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NJ TRANSIT
AirDrop. Tap to turn on Wi-Fi and Bluetooth to share with AirDrop.
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TaxDrop
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Suddenly, all expenses that users forgot they incurred throughout the year are being utilized to cut down tax liability, and they wouldn't even need to lift a finger.

Drop throughout the year

Easy button to send off the little things that add up

- Stop hoarding receipts at home

- More deductions

- We will categorize and organize for you

We are always looking for ways to cut down total time spent on the consumer side.

TaxDrop plans to use OCR technology and AI to identify and automatically populate the tax return, leaving the human talent for the review process. As TaxDrop connects to bank accounts and scans tax documents received, key numbers and information will be extracted, reorganized and populated into the tax software.

It is no doubt that repetitive processes in any market or industry are being overtaken by automation and machine intelligence. TaxDrop encourages this efficiency and strives to be at the forefront of that innovation. A hybrid between self-filing and a CPA manually completing returns, in ten years' time, we could even be working directly with the federal government to get your tax returns and refunds processed faster and more efficiently.

About the Founder

Alice Cheng – Certified Public Accountant



"I graduated from Rutgers University in 2015 and passed all CPA exams within 3 months after graduation, becoming a licensed CPA in NY State.

Right before that, I got invaluable experience at Deloitte, initially in enterprise services in 2013 and later moving to the famed tax department, and then quickly growing to become a Deloitte international tax consultant.

That's when I got the idea to solve the issue of filing taxes for busy people who don't have the time or patience to deal with tax returns (as I found out, the majority of people).

My friends who were in medical school or even finance professionals all felt lost when it came to taxes. During my days at Deloitte and my accounting practice back in college, I saw firsthand how inefficient the current process of using a paid-preparer is: clients would call to see when the next available appointment could be that also matched their schedules, they'd show up with a bag of receipts and papers only to be sent home when told the firm didn't offer receipt organization services.

Most tax prep staff sat at a computer entering numbers in the tax software and constantly checking to see if it was entered right. All these inefficiencies could have easily been helped by everything TaxDrop offers today."

Get on the TaxDrop train!

We know the current taxprep system needs a lot of work and we know how to fix it. Help us accomplish our mission to connect taxpayers to the taxpros in the most efficient way.

Invest in TaxDrop

Deal terms

Funding goal

Investment size

Type of security

Learn more

Discount

Valuation cap

Perks

Get additional perks from TaxDrop for your investment

INVEST

$100

RECEIVE

INVEST

$150

RECEIVE

INVEST

$250

RECEIVE

INVEST

$500

RECEIVE

INVEST

$1,000

RECEIVE

INVEST

$5,000

RECEIVE

INVEST

$10,000

RECEIVE

INVEST

$25,000

RECEIVE

INVEST

$50,000 or more

RECEIVE

Documents

Official filing on SEC.gov

Company documents

About TaxDrop

TaxDrop

Jul 2017

Delaware Corporation

0

https://www.taxdropapp.com/home





6 Wycklow Drive , Robbinsville, NJ

TaxDrop team

Everyone helping build TaxDrop, not limited to employees

  

Alice Cheng

Founder, CEO

Licensed CPA in NY State, Rutgers University Graduate, passionate about taxes and helping others (Fun Fact: language enthusiast)

John Snyder

Web Programmer

Credit Analyst at Moody's, turned web programmer at fintech startup YipitData, Vassar College alum (Fun Fact: plays guitar, learning piano, was in a band)

Krishna Ramachandran

iOS Developer

Music and Tech aficionado, developed RadioAtlas app (Fun Fact: loves building anything, from code to furniture, from scratch)

Press

Article URL	Add press

Here are the startups in the Disrupt NY featured pavilions

TC TechCrunch · Aug 15, 2017

We're gearing up for a great Disrupt NY and this year we're pulling out all the stops. Like the pavilions we had in London and San Franci...

The Innovation Engine from TechCrunch Disrupt New York

3Pillar Global · May 22, 2017

For a very special episode of The Innovation Engine, we're bringing you a number of interviews from the floor of last week's TechCrunch D...

A better way to do your taxes

🔳 TechCrunch · May 16, 2017

TaxDrop wants to make it easier for you to do your taxes. Instead of hiring a tax person or going on to TurboTax, TaxDrop lets you snap p...

FAQ

> ### What is TaxDrop?
>
> TaxDrop is a mobile app where users snap pics of tax documents, upload, and a licensed CPA prepares your tax return, getting you out of tax season in minutes.

Risks

We were incorporated under the laws of Delaware on July 13, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. A predecessor to the Company was TaxDrop LLC, a New Jersey limited liability company formed on January 20, 2016. On August 24, 2017, the Company acquired a 100 percent membership interest of TaxDrop LLC. Much of 2016 was spent in the mobile application development process and TaxDrop LLC gained a limited number of customers in 2017. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding customer base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Discussion

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Exhibit C

<u>Video Transcript</u>

[*see attaced*]

TaxDrop Video Transcript: August 2017

This is what tax season feels like: you feel out of place, forced to do something you know nothing about. You might start giving it your best shot, then realize that so much time has lapsed that you'll just save the rest for another day.

But now, tax season can go away in minutes.

I'm Alice Cheng and I'm a CPA, and the founder of TaxDrop; a mobile app, where users snap pictures of their tax documents, upload, and a licensed CPA prepares their tax returns.

TaxDrop is not self-preparation software, and doesn't require you to leave your couch to get your taxes done by a licensed professional.

TaxDrop is the first to address the struggle that consumers feel during tax season. When consumers try to do their own tax returns, it can take hours and span across multiple days with an error rate up to 37%. TaxDrop takes that burden off the consumer; and all it takes is 10 minutes. It's all about efficiency and quality.

I started TaxDrop when I obtained my CPA license. I have a passion for what I do, I wanted to disrupt the outdated ways of filing taxes. Since inception, we garnered almost 4000 followers on social media and tons of support from eager consumers. Now, we need your help! Your support funding will be used to develop the android app and expense upload features. Were receipts are sent to TaxDrop throughout the year, so you don't have to do anything during tax season, letting you get back to what you do best. Skip all the obstacles during tax season. Your support will aid us in making tax filing a truly automated process.